SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Investcorp Credit Management BDC, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46090R104
(CUSIP Number)
Jennifer M. Pulick General Counsel Cyrus Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46090R104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 677,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 677,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 677,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 46090R104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 677,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 677,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 677,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON OO, HC

.

CUSIP No. 46090R104	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 677,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 677,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 677,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46090R104	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned on March 12, 2020 with respect to the Common Stock of the Issuer (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on August 27, 2021 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on August 30, 2021 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on May 9, 2022 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 8, 2024 (“Amendment No. 4”), and Amendment No. 5 to the Original Schedule 13D, filed with the SEC on February 20, 2024 (“Amendment No. 5”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 5 (a)-(c) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) – (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon 14,397,121 shares of Common Stock outstanding as of February 16, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 5 are set forth on Schedule A and are incorporated herein by reference.

(e)	March 12, 2024.

CUSIP No. 46090R104	SCHEDULE 13D/A	Page 6 of 7 Pages

SCHEDULE A

Transactions in the Shares of Common Stock of the Company by the Reporting Persons Since the Filing of Amendment No. 5

The following table sets forth all transactions in the shares of Common Stock effected since the filing of Amendment No. 5 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

02/22/2024	(20,121)	3.40
02/23/2024	(44,480)	3.3935	3.39 - 3.43
02/26/2024	(6,821)	3.3695	3.35 - 3.41
02/28/2024	(3,731)	3.3643	3.35 - 3.40
02/29/2024	(12,696)	3.3554	3.35 - 3.36
03/01/2024	(7,087)	3.3625	3.35 - 3.38
03/04/2024	(11,162)	3.3591	3.35 - 3.38
03/05/2024	(21,046)	3.3658	3.35 - 3.39
03/06/2024	(1,411)	3.3541	3.35 - 3.38
03/07/2024	(5,249)	3.3671	3.35 - 3.405
03/08/2024	(10,909)	3.39	3.35 - 3.41
03/11/2024	(35,000)	3.4106	3.35 - 3.48
03/12/2024	(50,200)	3.3527	3.35 - 3.45

CUSIP No. 46090R104	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2024

CYRUS CAPITAL PARTNERS, L.P.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized Signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM